Luby's, Inc.

13111 Northwest Freeway
Suite 600
Houston, Texas 77040
(713) 329-6800
Toll-Free (877) 570-7500


                                  April 8, 2005


United States Securities and Exchange Commission
450 Fifth Street N. W.
Washington D.C. 20549

          Attention: Ms. Linda Cvrkel
                     Branch Chief

Ladies and Gentlemen:

     Set forth below are the responses of Luby's, Inc. (the "Company") to the comments of the Staff with respect to the Company's Annual Report on Form 10-K for the fiscal year ended August 25, 2004, Form 10-Q for the quarterly period ended November 17, 2004, and related matters contained in a letter from Linda Cvrkel to Ernest Pekmezaris, Chief Financial Officer of the Company, dated March 28, 2005.

     For ease of reference, we have set forth the Company's responses in bold type and have also set forth each comment before the related response. The comments are numbered to correspond to the comment number of Ms. Cvrkel's comment letter. The heading references refer to the headings in Ms. Cvrkel's comment letter.

     The Company has recently amended its Form 10-K for the fiscal year ended August 25, 2004 and its Form 10-Q for the fiscal quarter ended November 17, 2004 to correct many of the issues raised in Ms. Cvrkel's letter.

Form 10-K for the Fiscal Year Ended August 25, 2004
---------------------------------------------------

Item 7: Management's Discussion and Analysis of Financial Condition and Results
-------------------------------------------------------------------------------
of Operations
-------------

EBITDA
------

     1. We note your presentation of the non-GAAP measure, EBITDA. You state that you present this measure because you believe it is useful as an operating performance measure. Item 10(e) of Regulation S-K prohibits excluding charges or liabilities that require cash settlement or excluding items that are reasonably expected to recur within two years or had similar charges in the prior two years. It appears from your discussion that you use an Adjusted EBITDA measure as defined by your debt agreements. In this regard, you can present such measure to the extent you provide a discussion indicating the materiality of the covenant and agreement, the amount or limit required for compliance with the covenant, and the actual or reasonably likely effects of compliance or noncompliance with the covenant on your financial condition, results of operations and liquidity. Please revise your presentation of EBITDA accordingly. Refer to the guidance provided in our release titled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures", specifically question 10.

RESPONSE: In future filings, the Company intends to continue to include a presentation of EBITDA, but will include the following discussion in connection with its presentation: EBITDA, as defined identically in both the senior line of credit and term loan debt agreements, is the denominator used in determining all of the financial covenant ratios that are measured against predefined limits for compliance under those agreements. (See Note 7 to the Company's consolidated financial statements). Noncompliance with any of the financial covenants would constitute an event of default under both agreements, requiring the Company to obtain replacement financing to repay amounts owed under these agreements and to meet future working capital requirements. Management believes that such replacement financing would be available and that the cost of such financing would not have a significant effect on the Company's liquidity or results of operations.

Liquidity and Capital Resources
-------------------------------

     2. In lieu of the fact that you have currently identified 26 restaurants as held for sale, in accordance with your previously announced business plan, please expand to discuss the anticipated effect of the sales of these restaurants on your future results of operations and liquidity.

RESPONSE: In future filings, the Company shall add the following language, as applicable, to its discussion: When sold, proceeds from property that have been identified as held for sale, shall be used to reduce outstanding debt. All property held for sale consists of already-closed restaurant properties. Property held for sale is valued at the lower of net depreciable value or net realizable value. The Company's results of operations will be affected to the extent proceeds from the sale of these assets exceed or are less than net book value.

Financial Statements
--------------------

Consolidated Statements of Operations
-------------------------------------

     3. Rule 5-03(b)(3) of Regulation S-X requires that any material operating costs and expenses that are not captured under the classification of costs and expenses applicable to sales and revenues be separately stated. Please tell us supplementally why you believe it is appropriate to present on a combined basis occupancy costs and other operating expenses. It appears that occupancy costs would be significant enough to be separately stated. Also, consider separately stating other costs included within other operating expenses based upon their significance. Please revise or advise.

RESPONSE: Occupancy costs (i.e. rent, common area maintenance, property taxes, and property tax services) currently reported within occupancy and other expenses, are less than 5% of revenues and therefore, are not considered significant enough to require being separately stated. Further, included in occupancy and other operating expenses are several items (occupancy, advertising, insurance, managers' incentive compensation, etc.) each of which historically may be material in certain periods, but not consistently across all periods. Consequently, the Company combines these items for consistency of presentation. The Company believes that its current presentation is consistent with other restaurant company registrants.

     4. Based upon your MD & A discussion, it appears that you have included gains on the sales of assets within "Other income, net" on your Consolidated Statements of Operations. Gains and losses recognized on the sale of long-lived assets that are not a component of an entity should be included in income from continuing operations. Please reclassify your gains and losses recognized on the sale of long-lived assets, accordingly. Refer to the guidance in Paragraph 45 of SFAS 144.

RESPONSE: Prior to adopting SFAS 144 in fiscal year 2003, the Company initiated disposal activities for several stores ("pre-144 stores") and accounted for these disposal activities in accordance with SFAS 121. As such, the pre-144 stores were classified as property held for sale. Applicable impairments were charged to, and subsequent gains on disposals (to the extent of previously recognized impairments) were credited against, "Provision for asset impairments and restaurant closings." Gains in excess of impairments were classified as non-operating and included in "Other income, net." Under the transition guidance provided in Paragraph 51 of SFAS 144, "...long-lived assets classified as held for disposal as a result of disposal activities that were initiated prior to this Statement's initial application shall continue to be accounted for in accordance with the prior pronouncement." Accordingly, gains on asset sales reflected in "Other income, net" represent gains in excess of impairments recognized for the pre-144 stores, in accordance with SFAS 121. The Company will review its MD & A discussion to ensure that these concepts are adequately described, to the extent they are relevant to the MD & A discussion as a whole.

Consolidated Statements of Cash Flows
-------------------------------------

     5. Revise to present purchases of short-term investments and redemptions/proceeds from short-term investments separately within investing activities or tell us why these investments qualify for net reporting under paragraph13 of SFAS 95. Refer to the guidance in Paragraph 18 of SFAS 95.

RESPONSE: On a prospective basis, the Company intends to revise its Consolidated Statements of Cash Flows in future filings to present purchases of short-term investments and redemption/proceeds from short-term investments separately within investing activities.

Notes to Consolidated Financial Statements
------------------------------------------
Note 1: Nature of Operations and Significant Accounting Policies
----------------------------------------------------------------
-Self-Insurance Accruals
------------------------

     6. We note from your disclosure in MD&A that you revised the method used to estimate your workers' compensation and employee claims reserve. It appears that the change in methodology of developing these estimates resulted from the use of more comparable Texas nonsubscriber work injury loss history by your actuary. We further note from footnote 16 that you increased your accrual for estimated workers' compensation and employee injury costs by $1 million in the fourth quarter of 2004. Tell us supplementally and disclose your policy for recognizing liabilities for workers' compensation and employee injury claims prior to and subsequent to adopting your new methodology. Also, revise to clearly discuss in your critical accounting policies section of MD&A the significant assumptions and estimates used in your methodology to determine your liability for incurred claims, both reported and not reported.

RESPONSE: As reported in prior filings, in 2001, the Company chose to exit the Texas Worker's Compensation Insurance Program, and instead, administer its own private employee injury plan, which it is free to do in Texas. Prior to 2004, the Company recognized its estimated liability based upon estimates provided in part by its internal Risk Management personnel, and in part by its third-party actuary. The Company did this due to the fact that it did not wish to rely wholly on the actuarial data, since such data used the Company's claims history from the period prior to departure from the Texas Worker's Compensation program. After its third-party actuary started utilizing data from more comparable Texas Non-subscriber employee injuries, the Company increased its reliance on the third-party actuarial data in estimating its liability.

In future filings, the Company shall prospectively add the following to its discussion of Critical Accounting Policies Related to Insurance Accruals to clarify assumptions and estimates used in the Company's methodology to determine the estimated liability for incurred claims, both reported and not yet reported:
Accrued liabilities have been recorded based upon analysis of historical data and actuarial estimates, and is reviewed by the Company on a quarterly basis to ensure that the liability is appropriate.

-Depreciation and Amortization
------------------------------

     7. You state that leasehold improvements are amortized over the related lease lives, which are in some cases shorter than the estimated useful lives of the improvements. This appears to imply that you amortize the cost of leasehold improvements over the term of the lease, even in cases in which the lease term is longer than the estimated useful life of the improvement. Leasehold improvements should be amortized over the shorter of the lease term as defined in paragraph 5 (f) of SFAS 13 or their estimated useful life. If you amortize your leasehold improvements over the shorter of the improvement's estimated useful life and the term of the lease, please revise your policy to state this fact; otherwise, please tell us supplementally how your current policy is in accordance with GAAP. Refer to guidance in SFAS 13.

RESPONSE: The Company has changed the wording of its leasehold depreciation policy. The restated 10 K/A shows the correct wording on page 31 under the paragraph labeled "Depreciation and Amortization" as follows: "The Company depreciates the cost of plant and equipment over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the lesser of their estimated useful lives or the related lease lives. Depreciation of buildings is provided on a straight-line basis over the estimated useful lives (generally 20 to 33 years, not to exceed 25 years for buildings located on leased properties.)" The Company believes its revised policy is in accordance with GAAP.

Note 6: Debt
------------

-Subordinated Notes
-------------------

     8. We note that the terms of your convertible subordinated notes which had been issued to your CEO, Christopher J. Pappas, and COO, Harris J. Pappas, were amended in the fourth quarter of 2004. The amendment changed the related interest rate from LIBOR plus 2.0% to prime plus 5.0% or 4.0%, depending upon the amount of senior debt outstanding. You state that the modification of the notes resulted in the net effect of $125,000 financial benefit in the fourth quarter of fiscal 2004. Tell us supplementally, in detail, how you accounted for the modification of the convertible subordinated notes under GAAP. We may have further comment based upon your response.

RESPONSE: Per the Emerging Issues Task Force (EITF) No. 96-19, the modification of the convertible subordinated notes qualifies as an extinguishment of debt for accounting purposes. As such, the $125,000 net financial benefit recognized was the result of a $1,135,000 acceleration of the unamortized discount on the original debt, offset by a gain on the extinguishment resulting from the allocation of a portion ($1,260,000) of the proceeds from the new convertible securities to additional paid in capital. This allocation, based on guidance from EITF No. 98-5, represented the repurchase of the old beneficial conversion feature, which was "in the money" at the commitment date.

     9. In regards to the amended subordinated note agreements, tell us supplementally why you reflected in your Statements of Shareholders' Equity a "net change in value of beneficial conversion feature on the convertible subordinated notes" of $6.9 million when you disclose that the beneficial conversion feature was $8.2 million. We note that the beneficial conversion feature recorded on the original issuance of the subordinated notes was $4.7 million. Also, tell us and revise to disclose the convertible features of the notes, specifically when the notes are convertible by the holder. We may have further comment based on your response.

RESPONSE: As discussed in Note 6 and supplemented by the Company's response to Comment #8 above, the $6.9 million change reflected in the Consolidated Statement of Shareholders' Equity represents the intrinsic value of the new $8.2 million beneficial conversion feature, net of the $1.3 million allocated under EITF No. 98-5 to the extinguished original beneficial conversion feature.

The Company proposes to supplement its disclosure concerning the convertible features of the notes with the following: The notes are convertible by the holder in the following instances: (i) at any time prior to June 2011, in whole or in part (unless a notice of prepayment has been given with respect to the note or some portion thereof), and (ii) at any time after delivery of a notice of prepayment is to be made and prior to the close of business on the second business day preceding the date of the proposed prepayment, to convert the amount to be prepaid, in whole or in part (unless the Company subsequently fails to make the prepayment on the date of the proposed prepayment in which event the ability to convert terminates as to such prepayment event.)

Note 7: Impairment of Long-Lived Assets and Store Closings/Discontinued
-----------------------------------------------------------------------
Operations
----------

-Reserve for Restaurant Closings.
---------------------------------

     10. We note that for each of the last three fiscal years, you have reversed certain liabilities, which were previously accrued for based upon a 2001 asset disposal plan, accounted for under EITF 94-3. Please tell us and revise to disclose the line item in your Statements of Operations to which these liabilities were reversed. Confirm to us such costs were reversed through the same line item in the income statement used when those costs were originally recorded.

RESPONSE: The accruals for estimated lease settlements under the company's 2001 disposal plan were originally recorded as an expense to the income statement line item "Provision for asset impairments and restaurant closings". In instances where incurred exit costs proved to be lower than the reserve set aside, accruals were reversed to the same income statement line item, i.e. the Provision for asset impairments and restaurant closings.

Note 9: Leases
--------------

     11. We note that you disclose that most of your leases include periodic escalation clauses, and that you record increases in rent expense as they become applicable. Paragraph 15 of SFAS 13 indicates that recognition of rent expense should be on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived. You state that you do not believe the deviation from the straight-line method has a material effect on your results of operations and financial position. Tell us supplementally why management believes the variation from the straight-line method is not material, how often an analysis of the effects of straight-line rent and your current method is performed and the results of such analysis. Refer to the guidance provided in FTB 85-3. We may have further comment upon the receipt of your response.

RESPONSE: We have since changed our accounting for leases to the straight-line method to comply with GAAP.

     12. Tell us supplementally and revise to disclose how you account for contingent rentals. Specifically, if you account for contingent rental expense under the guidelines of EITF 98-9, which states that a lessee should recognize contingent rental expense (in annual periods as well as interim periods) prior to the achievement of the specified target that triggers the contingent rental expense, provided that achievement of that target is considered probable.

RESPONSE: For fiscal year 2004, contingent rent paid was approximately $300,000, and the forecast for 2005 is in line with this number. Given the relatively small magnitude of this number the Company did not consider it necessary to separately disclose contingent rental expense in its Form 10-K.

The Company accounts for contingent rental expense in accordance with the guidelines provided in EITF 98-9; i.e., contingent rental expenses are recognized in both annual and interim periods prior to the achievement of the specified target, provided that achievement of the target is considered probable.

     13. As noted within the discussion of your debt refinancing in note 6, you state that a portion of your new line of credit has been reduced using the proceeds from a sale-leaseback property transaction. Please tell us and expand your disclosures to discuss the nature and terms of the transaction and how it was accounted for under SFAS 13 and 98 or tell us why you believe such disclosure is not required. Also tell us supplementally and disclose if there was any gain or loss realized from the sale-leaseback transaction.

RESPONSE: In future filings, as applicable, the Company shall revise its presentation to include the following: In June 2004, the Company executed a sale and leaseback of land and improvements at one of its Corpus Christi locations with a third party buyer. This particular location featured a restaurant, as well as additional shopping center space leased to tenants. The Company sold the entire property but only leased back the restaurant. The terms of the lease provide for a primary term of five years commencing July 1, 2005, at a basic monthly rental of $7,500. The lease also provides for two five-year renewal option periods.

Proceeds received on the sale of the property totaled $2.85 million and the total gain on the property was $2.37 million. In accordance with FAS 13, the present value of the minimum lease payments, an amount totaling $395,000, was booked as a deferred rent liability to be amortized over the five-year primary term life of the lease. The remaining balance of the gain, $1.98 million, was recognized as other income in fiscal year 2004.

     14. We note from your disclosure in Item 2, Properties section of your Form 10-K, that certain of your owned restaurant properties contain excess building space, which is rented to unaffiliated tenants. Please tell us and expand your disclosures in your significant accounting policies to discuss how you account for this rental income. Also, tell us supplementally whether you have recognized the income using the straight-line method, in accordance with paragraph 19(b) of SFAS 13. Revise to provide the required disclosures in paragraph 23 (b) and (c) of SFAS 13 to the extent such rental income is significant.

RESPONSE: Since many of the Company's leases with its tenants are short-term in nature (three to five years), and without renewal options or escalation clauses, straight-line rent is not applicable. For fiscal years 2003 and 2004, rental income was $637,000 and $686,000 respectively. For the first two quarters of 2005 rental income was $219,000 and the Company anticipates further declines in this revenue as it disposes of its remaining properties held for sale. In accordance with FAS 13, paragraph 23, given the low magnitude of this income relative to the Company's total operating revenue, The Company does not consider it necessary to disclose the accounting policy relating to this line item.

Note 10: Employee Benefit Plans and Agreements
----------------------------------------------

     15. Please expand your disclosure to include a discussion of your Non-Employee Director Phantom Stock Plan. As part of your response and your revised disclosures, explain in further detail the number and significant terms of the awards made under your phantom stock plan. Refer to the disclosures requirements of paragraphs 47 (c) and 47 (e) of SFAS 123.

RESPONSE: The Company intends to include the following disclosure in all future filings, as applicable: Under the Company's Nonemployee Director Phantom Stock Plan ("Phantom Stock Plan"), nonemployee directors deferred portions of their retainer and meeting fees which, along with certain matching incentives, were credited to phantom stock accounts in the form of phantom shares priced at the market value of the Company's common stock on the date of grant. Additionally, phantom stock accounts were credited with dividends, if any, paid on the common stock represented by phantom shares. Authorized shares (100,000 shares) under the Phantom Stock Plan were fully depleted in early fiscal year 2003 and as such, no deferrals, incentives or dividends have been credited to phantom stock accounts since then. As participants cease to be directors, their phantom shares are converted into an equal number of shares of common stock and issued from the Company's treasury stock. As of August 25, 2004, approximately 60,500 phantom shares remained unissued under the Phantom Stock Plan.

-All Stock Options
------------------

     16. Please revise to provide a description of your Non-Employee Director Stock Option Plan, the terms of the Plan and the number of stock options authorized for grant and outstanding shares under the Plan.

RESPONSE: The Company intends to include the following disclosure in all future filings, as applicable: Under the Company's Nonemployee Director Stock Option Plan (the "Option Plan"), nonemployee directors are periodically granted nonqualified options to purchase shares of the Company's common stock at an option price equal to 100% of fair market value on the date of grant. A total of 200,000 shares of common stock have been authorized for issuance under the Option Plan. Each option terminates upon the expiration of ten years from the date of grant or one year after the optionee ceases to be a director, whichever first occurs. An option may not be exercised prior to the expiration of one year from the date of grant, subject to certain exceptions specified in the Option Plan. Pursuant to the provisions of the Option Plan, options totaling 20,000 shares were granted on February 26, 2004, at an option price of $4.47 per share. As of August 25, 2004, 125,331 options were outstanding under the Option Plan.

Note 13: Related Parties
------------------------

-Operating Leases
-----------------

     17. We note you leased a Luby's restaurant located in Dallas from PHCG Investments until it was closed in 2003 under the terms of a ground lease. Further we note you entered into a lease termination agreement with a third party unaffiliated with the Pappas entities. Tell us supplementally and expand to disclose how you accounted for this transaction under GAAP that resulted in a gain to you of $735,000 and where the gain is reflected in your Statements of Operations for 2003.

RESPONSE: In future filings as applicable, the Company shall expand its discussion of the matter to reflect the following: In 1995, The Company and PHCG Investments executed a ground lease for the Dallas restaurant building; PHCG, as Landlord, and the Company as Tenant. In 2003, a third party offered to purchase the property. The Company was paid by the third party to give up its rights to the ground lease. The calculation of the gain involved comparing the proceeds from the termination of The Company's leasehold interest to the net book value of the investment in the building. The gain is included in "Other income, net" on the income statement. This is part of "Income (loss) from continuing operations."

Note 15: Per Share Information
------------------------------

     18. Please disclose the outstanding securities that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented. Also, tell us if you considered the effect of the convertible shares outstanding under your Phantom Stock Plan in your dilutive earnings per share calculation for income from continuing operations for fiscal year 2004. Refer to the guidance provided in paragraph 40(c) of SFAS 128.

RESPONSE: The Company intends to include the following disclosure in all future filings, as applicable: Potentially dilutive shares that were not included in the computation of earnings per share because to do so would have been antidilutive amounted to 4,711,000 shares in fiscal year 2004, 6,078,000 shares in fiscal year 2003, and 5,799,000 shares in fiscal year 2002 (including the dilutive effect of the convertible subordinated notes). Other potentially dilutive shares that were not included in the computation of earnings per share, because they had no effect on per share calculations, were Phantom Stock Plan shares amounting to 62,200 shares in fiscal year 2004, 79,000 shares in fiscal year 2003, and 97,400 shares in fiscal year 2002.


Note 16. Quarterly Financial Information (unaudited)
----------------------------------------------------

     19. We note in your quarterly financial information you present a measure of gross profit which is not consistent with your income statement presentation. Please revise to include a note to your quarterly data as to how such measure is calculated from your income statement or remove such measure from the footnote.

RESPONSE: In accordance with Regulation S-K, Item 302, the company includes gross profit data in its presentation of selected quarterly financial data. In future filings, the Company will add a note to the quarterly data explaining the calculation of this measure.

Form 10-Q for the Quarterly Period Ended November 17, 2004
----------------------------------------------------------

     20. Please address our comments on Form 10-K in your 2005 Forms 10-Q, where applicable.

The Company believes that the following comments made by the Commission on the Company's 2004 Form 10-K are applicable to the Company's 2005 Form 10-Q:

RESPONSE TO #1: In future filings, the Company intends to continue to include a presentation of EBITDA, but will include the following discussion in connection with its presentation: EBITDA, as defined identically in both the senior line of credit and term loan debt agreements, is the denominator used in determining all of the financial covenant ratios that are measured against predefined limits for compliance under those agreements. Noncompliance with any of the financial covenants would constitute an event of default under both agreements, requiring the Company to obtain replacement financing to repay amounts owed under these agreements and to meet future working capital requirements. Management believes that such replacement financing would be available and that the cost of such financing would not have a significant effect on the Company's liquidity or results of operations.

RESPONSE TO #2: When sold, proceeds from property that has been identified as held for sale, shall be used to reduce outstanding debt. All property held for sale consists of already-closed restaurant properties. Property held for sale is valued at the lower of net depreciable value or net realizable value. The Company's results of operations will be affected to the extent proceeds from the sale of these assets exceed or are less than net book value. In future filings, the Company shall add such language to its discussion.

RESPONSE TO #3: Occupancy costs (i.e. rent, common area maintenance, property taxes, and property tax services) currently reported within occupancy and other expenses, are less than 5% of revenues and therefore, are not considered significant enough to require being separately stated. Further, included in occupancy and other operating expenses are several items (occupancy, advertising, insurance, managers' incentive compensation, etc.) each of which historically may be material in certain periods, but not consistently across all periods. Consequently, the Company combines these items for consistency of presentation. The Company believes that its current presentation is consistent with other restaurant company registrants.

RESPONSE TO #5: On a prospective basis, the Company intends to revise its Consolidated Statements of Cash Flows in future filings to present purchases of short-term investments and redemption/proceeds from short-term investments separately within investing activities.

RESPONSE TO #7: The Company has changed the wording of its leasehold depreciation policy. The restated 10 K/A shows the correct wording on page 31 under the paragraph labeled "Depreciation and Amortization" as follows: "The Company depreciates the cost of plant and equipment over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the lesser of their estimated useful lives or the related lease lives. Depreciation of buildings is provided on a straight-line basis over the estimated useful lives (generally 20 to 33 years, not to exceed 25 years for buildings located on leased properties.") The Company believes its revised policy is in accordance with GAAP.

RESPONSE TO #10: The accruals for estimated lease settlements under the company's 2001 disposal plan were originally recorded as an expense to the income statement line item "Provision for asset impairment and restaurant closings". In instances where incurred exit costs proved to be lower than the reserve set aside, accruals were reversed to the same income statement line item, i.e. the provision for asset impairment and restaurant closings.

RESPONSE TO #11: We have since changed our accounting for leases to the straight-line method to comply with GAAP.

RESPONSE TO #18: Potentially dilutive shares that were not included in the computation of earnings per share because to do so would have been antidilutive amounted to 4,091,000 for the first fiscal quarter of 2005, and 5,851,000 for the first fiscal quarter of 2004. Other potentially dilutive shares that were not included in the computation of earnings per share, because they had no effect on per-share calculations, were Phantom Stock Plan shares amounting to 60,500 shares in the first fiscal quarter of 2005, and 67,300 shares for the first fiscal quarter of 2004.

Results of Operations
---------------------
-Quarter ended November 17, 2004 compared to the quarter ended November 19,
---------------------------------------------------------------------------
2003, page 19
-------------

     21. We note from your MD&A that you wrote off store equipment in the first quarter of 2005 and recorded such write-off within the non-operating income on your Statements of Operations. Please revise to include such impairment loss within income from continuing operations and provide the required disclosures outlined in paragraph 25 and 26 of SFAS 144.

RESPONSE: The write-off of approximately $280,000 of store equipment was related to the non-recurring disposal of obsolete equipment that had not yet been fully depreciated. Given the unusual nature of these disposals and the immaterial effect that reclassification could have on operating expenses, the Company feels that the current classification as "Other Expense" is appropriate.

     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

                                                       Very truly yours,

                                                       /s/ Ernest Pekmezaris
                                                       ---------------------
                                                       Ernest Pekmezaris
                                                       Senior Vice President and
                                                       Chief Financial Officer


EP/jp